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                               CHOICEPOINT INC.
                             1000 ALDERMAN DRIVE
                          ALPHARETTA, GEORGIA 30005


                                June 27, 1997


VIA EDGAR AND OVERNIGHT MAIL
----------------------------
Document Control
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:   ChoicePoint Inc.
           Request to Withdraw Form 10 Registration Statement
           Commission File No. 001-13069

Ladies and Gentlemen:

In connection with the distribution of all of the outstanding capital stock of ChoicePoint Inc. (the "Company") by Equifax Inc. ("Equifax") to Equifax shareholders (the "Spinoff"), the Company filed a Form 10 Registration Statement (Commission File No. 001-13069) with the Securities and Exchange Commission on June 9, 1997 (the "Form 10 Registration Statement").

The Company has decided to file a Form S-1 Registration Statement with the Commission in lieu of the Form 10 Registration Statement in connection with the Spinoff. Thus, on behalf of the Company, I request that the Form 10 Registration Statement be formally withdrawn. The Form S-1 Registration Statement will be filed concurrently with this Request to Withdraw the Form 10 Registration Statement.

                                        Very truly yours,


                                        /s/ Derek V. Smith
                                        Derek V. Smith
                                        President and Chief Executive Officer


cc:     David S. Maltz, Division of Corporate Finance,
              Securities and Exchange Commission
        J. Michael de Janes, Esq., ChoicePoint Inc.
        Bruce S. Richards, Esq., Equifax Inc.
        B. Lynn Walsh, Esq., Hunton & Williams
        M. Hill Jeffries, Esq., Alston & Bird